Sholder, Inc.

Profit and Loss
January - December 2023

	TOTAL
Income	
4010 Income - B2B (Benefits Revenue)	7,969.00
4020 Income - B2C	**5,043.88**
4030 Income - Foundations Workshops	8,656.50
4031 Discounts from Foundations Workshops	-2,985.00
4032 Refunds from Workshops	-398.00
Total 4030 Income - Foundations Workshops	**5,273.50**
Chargeback	-150.00
Services	1,040.00
Total Income	**$19,176.38**
Cost of Goods Sold	
5000 Cost of Goods Sold	
5010 Payment to Sholder	10,683.94
5025 Technology Costs COGS	6,507.78
Total 5000 Cost of Goods Sold	**17,191.72**
Total Cost of Goods Sold	**$17,191.72**
GROSS PROFIT	**$1,984.66**
Expenses	
6000 Administrative Expenses	1,160.00
6005 Advertising / Promotional	**21,444.56**
6010 Bank Fees	**3,150.20**
6015 Consultants	3,000.00
6020 Cost of Labor	**95,297.19**
6028 Dues & Subscriptions	1,706.68
6030 Insurance	3,883.82
6306 Legal Services	9,585.00
6320 Meals & Entertainment	521.31
6330 Meetings	**4,536.37**
6340 Office supplies	3,481.72
6400 Rent	4,179.61
6410 Shipping	194.78
6415 Telephone & Communications	1,049.28
6450 Travel	**7,191.40**
6500 Software / SaaS	26,193.74
6505 Software Development	11,610.00
6550 WebDesign and content creation	**5,396.25**
6700 Bad Debt Expense	40.00
Total Expenses	**$203,621.91**
NET OPERATING INCOME	**$ -201,637.25**
Other Income	
7100 Interest Income	0.00
Total Other Income	**$0.00**
Other Expenses	

Sholder, Inc.

Profit and Loss

January - December 2023

	TOTAL
Reconciliation Discrepancies	0.00
Total Other Expenses	**$0.00**
NET OTHER INCOME	**$0.00**
NET INCOME	**$ -201,637.25**